Exhibit 4.108
English Translation of Original Agreement
Reciprocal Loan Agreement
This Reciprocal Loan Agreement is entered into this 1st day of January 2010 by and between:
Abengoa, S.A. (hereinafter referred to as “Abengoa”) with registered and tax address in Seville at Avenida de la Buhaira, 2, 41018 Seville, Spain and duly registered in the Seville Companies Registry in Volume 47, Sheet 2921, Folio 107, with Tax Information Number [***], and duly represented by Mr. Luis Fernández Mateo, [***], as well as by Mr. José Marcos Romero, [***].
And:
Telvent GIT, S.A. (hereinafter referred to as “Telvent GIT”), a company incorporated under Spanish Law, with registered address in Alcobendas, Madrid at Calle Valgrande, 6 and duly registered in Madrid Companies Registry in Sheet No. 257879, Folio 164, Volume 15.370 of Companies and with Tax Information Number [***] and, duly acting on its behalf, Mr. Fernando Saavedra Obermann, [***], as well as by Mr. Francisco Javier Lebrero Burgos, [***].
Both parties mutually recognize they have sufficient capacity to enter into this Agreement and bind the Companies they represent.
R e c i t a l
1.- Whereas, due to cash-flow needs and conveniences and in order to cover financial commitments and to take advantage of cash surpluses both Parties may having during the term of this Agreement, the Parties have agreed to reciprocally grant themselves a commercial loan which, for the purposes of their respective interests, shall be governed by the following:
T e r m s   a n d   C o n d i t i o n s
First.- Each of the Parties grants to and opens for the other Party, which accepts and receives it, a current account loan of up to the maximum amount of One Hundred Thirty-five Million Euros (€135,000,000) or equivalent thereof in any other currency admitted to trading in the Spanish foreign exchange market, without prejudice to the provisions set forth in Clause 2.4.
Second.-
1.	Either of the Parties (hereinafter, the “Borrower”) shall give sufficient prior notice of a drawdown of funds (hereinafter referred to as a “Request for Funds”) to the other Party (hereinafter, the “Lender”), so that the latter may duly process the request in time. Apart from specific exceptions to be dealt with on an individual basis, no Request for Funds received after 12:00 noon on the day prior to the date scheduled for the drawdown shall be granted. Abengoa’s working timetable in Seville shall be used for the purposes of determining working days and hours.

2.	The Lender shall deposit into the Borrower’s account the sums the latter makes use of, and the repayments the Borrower may make of the funds thus drawn shall be paid into the same account. The daily balance that may thus result in the account shall accrue interest in favor of the Lender at an annual interest rate of 8.35% and it shall be calculated by the Hamburg method. The settlement and payment of interest shall be made at the end of each financial year and at the time of the expiry of the credit. Notwithstanding the foregoing, if it is advisable due to the external financial circumstances, the interest rates may be amended with a mutual agreement in writing.

3.	Should the Lender in turn draw down (after having given the relevant prior notice) funds belonging to the Borrower, such funds shall first be applied to offsetting the credit balance of the former and any excess shall be construed as the balance. Hence, from that moment on, the former Borrower shall become the Lender. The interest calculation method mentioned in the foregoing paragraph shall then be applied to such balance.

4.	Should a Request for Funds be made for an amount that results in an accumulated amount exceeding the maximum limit set forth herein, the Lender may at its discretion deposit into the account the amount needed to cover up to the maximum limit, or deposit the total amount requested by the Borrower. In the latter case, it shall be construed that a mutual agreement has been reached to change the loan’s maximum amount.
Trird.- The duration of this Agreement shall be indefinite. Notwithstanding the foregoing, either Party may terminate this agreement giving prior written notice, at least 3 months in advance.
Fourth.- The Borrower, whichever Party it may be at the time, may either wholly or partially settle this loan early without suffering any kind of penalty whatsoever as a result thereof.
Fifth.- All entitlements of any kind whatsoever, taxes, contributions and any expenses that may arise as a result of this transaction shall be incurred by the Parties in proportion to the amount and the time during which they have been the Borrower. Nevertheless, the Borrower at the time shall be responsible for any expenses that it may incur for any kind of enforcement or collection proceedings.
Sixth.- Either of the Parties may terminate this Agreement under the following circumstances:
a)	Due to a breach by the other Party of any of the clauses contained herein.

b)	The Party that is the Lender at the time, due to having challenged any bill accepted from the Party that is the Borrower at the time or due to having brought any court or administrative proceedings against the latter that may lead to a seizure or attachment of its assets.

c)	Whenever the Party that is the Borrower at the time guaranties debts or allows them to be guarantied through mortgages, pledges or any other liens, encumbrances or guaranties on all or part of its current or future assets, entitlements, activities or revenue, unless the Party that is the Lender at the time gives its consent thereof.

d)	Should the Party that is the Borrower at the time file for temporary receivership, creditors’ arrangements, bankruptcy or public insolvency.
Any of the grounds for this Agreement’s termination shall automatically give rise to the loan’s early maturity without the need for giving prior notice thereof. The Party that is at such time the Lender may require performance of such obligation or the termination of this Agreement, without prejudice to any other actions it may be entitled to under the Law.
Seventh.- The Parties agree that the stipulations set forth herein shall likewise apply in whatever may turn out to be relevant to any loans or credits they may have granted to each other prior to this Agreement, leading to either a novation or discharge of obligations.
Eighth.- For any disputes that may arise concerning the interpretation, fulfillment and/or performance of this Agreement, the Parties hereby submit themselves to the jurisdiction of the Courts of Seville, waiving any jurisdictional privileges they may enjoy.
In witness whereof, the parties have set their hands on two copies of this Agreement on the date and in the place first mentioned above.

For Abengoa, S.A.	For Telvent Git, S.A.

/s/ Luis Fernández Mateo	/s/ Fernando Saavedra Obermann

/s/ José Marcos Romero	/s/ Francisco Javier Lebrero Burgos